UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Amendment No. 1

Under the Securities Exchange Act of 1934

Retalix Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 1.00 per share
(Title of Class of Securities)

M8215W109
(CUSIP Number)

Steven J. Glusband
Carter Ledyard & Milburn LLP
2 Wall Street, New York, New York 10005
                                   (212) 732-3200
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 25, 2010
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8215W109
1		NAME OF REPORTING PERSON: Menora Mivtachim Holdings Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS: OO*
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 1,693,686 Ordinary Shares**
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 1,693,686 Ordinary Shares**
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,693,686 Ordinary Shares**
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):7.03%***
14		TYPE OF REPORTING PERSON: HC

*	See Item 3.

**	See Item 5.

***
Based on 24,099,829 ordinary shares of the Issuer issued and outstanding as of May 31, 2010, as reported in the  Issuer’s Form 20-F for the fiscal year ended December 31, 2009, filed with the Securities and Exchange Commission on June 15, 2010.

CUSIP No. M8215W109
1		NAME OF REPORTING PERSON: Menora Mivtachim Insurance Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS: OO*
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 410,101 Ordinary Shares**
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 410,101 Ordinary Shares**
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 410,101 Ordinary Shares**
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.7%***
14		TYPE OF REPORTING PERSON: IC

*	See Item 3.

**	See Item 5.

***
Based on 24,099,829 ordinary shares of the Issuer issued and outstanding as of May 31, 2010, as reported in the  Issuer’s Form 20-F for the fiscal year ended December 31, 2009, filed with the Securities and Exchange Commission on June 15, 2010.

CUSIP No. M8215W109
1		NAME OF REPORTING PERSON: Menora Mivtachim Pensions Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS: OO*
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 1,068,232 Ordinary Shares**
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 1,068,232 Ordinary Shares**
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,068,232 Ordinary Shares**
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.43%***
14		TYPE OF REPORTING PERSON: EP

*	See Item 3.

**	See Item 5.

***
Based on 24,099,829 ordinary shares of the Issuer issued and outstanding as of May 31, 2010, as reported in the  Issuer’s Form 20-F for the fiscal year ended December 31, 2009, filed with the Securities and Exchange Commission on June 15, 2010.

CUSIP No. M8215W109
1		NAME OF REPORTING PERSON: Menora Mivtachim Finance Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS: OO*
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 215,353 Ordinary Shares**
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 215,353 Ordinary Shares**
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 215,353 Ordinary Shares**
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.89%***
14		TYPE OF REPORTING PERSON: HC

*	See Item 3.

**	See Item 5.

***
Based on 24,099,829 ordinary shares of the Issuer issued and outstanding as of May 31, 2010, as reported in the  Issuer’s Form 20-F for the fiscal year ended December 31, 2009, filed with the Securities and Exchange Commission on June 15, 2010.

CUSIP No. M8215W109
1		NAME OF REPORTING PERSON: Menora Mivtachim Gemel Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS: OO*
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 169,933 Ordinary Shares**
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 169,933 Ordinary Shares**
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 169,933 Ordinary Shares**
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.7%***
14		TYPE OF REPORTING PERSON: EP

*	See Item 3.

**	See Item 5.

***
Based on 24,099,829 ordinary shares of the Issuer issued and outstanding as of May 31, 2010, as reported in the  Issuer’s Form 20-F for the fiscal year ended December 31, 2009, filed with the Securities and Exchange Commission on June 15, 2010.

CUSIP No. M8215W109
1		NAME OF REPORTING PERSON: Menora Mivtachim Mutual Funds Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS: OO*
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 45,420 Ordinary Shares**
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 45,420 Ordinary Shares**
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 45,420 Ordinary Shares**
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.188%***
14		TYPE OF REPORTING PERSON: EP

*	See Item 3.

**	See Item 5.

***
Based on 24,099,829 ordinary shares of the Issuer issued and outstanding as of May 31, 2010, as reported in the  Issuer’s Form 20-F for the fiscal year ended December 31, 2009, filed with the Securities and Exchange Commission on June 15, 2010.

Item 1.	Security and Issuer.

This Amendment No. 1 to the Statement on Schedule 13D bearing the cover date December 27, 2009 relates to the ordinary shares, par value NIS 1.0 per ordinary share (the ”Ordinary Shares”) of  Retalix Ltd. (the “Issuer”), an Israeli company whose principal executive offices are located at 10 Zarhin Street Ra'anana 4300, Israel.

Item 2.	Identity and Background.

This Statement is being filed by Menora Mivtachim Holdings Ltd. (“Menora Holdings”), Menora Mivtachim Insurance Ltd. (“Menora Insurance”), Menora Mivtachim Finance Ltd. (“Menora Finance”), Menora Mivtachim Pensions Ltd. (“Mivtachim Pensions”), Menora Mivtachim Gemel Ltd. (“Menora Gemel”) and Menora Mivtachim Mutual Funds Ltd. (“Menora Mutual Funds”).  Such entities are collectively referred to in this Statement as the “Reporting Persons.”

Menora Holdings is a holding company incorporated under the laws of the State of Israel, whose shares are traded on the Tel Aviv Stock Exchange.  61.9% of Menora Holding’s outstanding shares and are held, directly and indirectly, by Mr. Menahem Gurevitch and 38.1% of the outstanding shares of Menora Holdings are held by the public.  The address of Menora Holdings’ principal office is Menora House, 115 Allenby Street, Tel Aviv 61008, Israel.

Menora Insurance is a company incorporated under the laws of the State of Israel.  100.0% of Menora Insurance’s outstanding shares are held by Menora Holdings.  Menora Insurance’s principal business is insurance.  The address of  Menora Insurance’s principal office is Menora House, 115 Allenby Street, Tel Aviv 61008, Israel.

Menora Finance is a holding company incorporated under the laws of the State of Israel.  100% of Menora Finance’s outstanding shares are held by Menora Holdings.  The address of Menora Finance’s principal office is Menora House, 115 Allenby Street, Tel Aviv 61008, Israel.

Mivtachim Pensions is a pension fund established in accordance with the laws of the State of Israel.  100% of Mivtachim Pensions’ outstanding shares are held by Menora Insurance.  The address of Mivtachim Pensions’ principal office is Shaa’r Hair Tower, 7 Jabotinsky Street, Ramat Gan 52136, Israel.

Menora Gemel is a company incorporated under the laws of the State of Israel.  100% of Menora Gemel’s outstanding shares are held by Menora Finance.  Menora Gemel’s principal business is the management of provident funds.  The address Menora Gemel’s principal office is Menora House, 115 Allenby Street, Tel Aviv 61008, Israel.

Menora Mutual Funds is a company incorporated under the laws of the State of Israel.  100% of Menora Mutual Funds’ outstanding shares are held by Menora Finance.  Menora Mutual Funds’ principal business is the management of mutual funds.  The address of Menora Mutual Funds’ principal office is Menora House, 115 Allenby Street, Tel Aviv 61008, Israel.

The name, business address and present principal occupation or employment of Mr. Menahem Gurevitch, the controlling shareholder of Menora Holdings, and each of the executive officers and directors of the Reporting Persons, and the name of any corporation or other organization in which such employment is conducted, are set forth on Schedule 1 hereto.

During the last five years, none of the Reporting Persons and, to the best of the Reporting Person’s knowledge, Mr. Menahem Gurevitch and any of the directors and executive officers of the Reporting Persons named on Schedule 1 hereto, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it, he or she was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

During the past 60 days, Menora Mivtachim Pensions purchased an aggregate of 151,598 Ordinary Shares of the Issuer in a series of transactions.  The total amount of funds used to purchase the 151,598 Ordinary Shares was approximately $1,652,900.

During the past 60 days, Menora Mutual Funds purchased an aggregate of 2,144 Ordinary Shares of the Issuer in a series of transactions.  The total amount of funds used to purchase the 2,144 Ordinary Shares was approximately $26,907.  In addition, during the past 60 days, Menora Mutual Funds disposed of an aggregate of 11,087 Ordinary Shares of the Issuer in a series of transactions for an aggregate price of approximately $125,000.

During the past 60 days, Menora Mivtachim Gemel purchased an aggregate of 12,760 Ordinary Shares of the Issuer in a series of transactions.  The total amount of funds used to purchase the 12,760 Ordinary Shares was approximately $145,108.

During the past 60 days, Menora Mivtachim Insurance  purchased an aggregate of 29,285 Ordinary Shares of the Issuer in a series of transactions.  The total amount of funds used to purchase the 29,285 Ordinary Shares was approximately $371,527.

All of the funds used for the purchases of the Issuer’s shares reported in this Statement were derived from the investment accounts of Menora Mivtachim Pensions, Menora Mivtachim Gemel and Menora Mutual Funds.

Item 4.	Purpose of Transaction.

The Ordinary Shares purchased by the Reporting Persons during the past 60 days were purchased for portfolio investment purposes.  The Reporting Persons currently do not have any plan or proposal, which relates to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer’s charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

(h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) The Ordinary Shares of the Issuer reported in this Statement as beneficially owned by the Reporting Persons are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by Menora Insurance, Menora Pensions, Menora Finance, Menora Gemel and Menora Mutual Funds, all of which are wholly-owned subsidiaries of Menora Holdings, each of which operates under independent management and makes independent voting and investment decisions.  Consequently, this Statement should not be construed as an admission by the Reporting Persons that any of them is the beneficial owner of any of the Ordinary Shares of the Issuer covered by this Statement.

(b) Menora Holdings and Menora Insurance have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of an aggregate 410,101  Ordinary Shares of the Issuer held of record by Menora Insurance, which constitute approximately 1.7%  of the outstanding Ordinary Shares of the Issuer.

Menora Holdings, Menora Insurance and Mivtachim Pensions have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 1,068,232 Ordinary Shares of the Issuer held of record by Mivtachim Pensions, which constitute approximately 4.43% of the outstanding Ordinary Shares of the Issuer.

Menora Holdings and Menora Finance have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 169,933 Ordinary Shares of the Issuer held of record by Menora Finance, which constitute approximately 0.89% of the outstanding Ordinary Shares of the Issuer.

Menora Holdings, Menora Finance and Menora Gemel have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 99,139 Ordinary Shares of the Issuer held of record by Menora Gemel, which constitute approximately 0.7% of the outstanding Ordinary Shares of the Issuer.

Menora Holdings, Menora Finance and Menora Mutual Funds have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 45,420 Ordinary Shares of the Issuer held of record by Menora Mutual Funds, which constitute approximately 0.188% of the outstanding Ordinary Shares of the Issuer.

The foregoing percentages are based on  24,099,829 ordinary shares of the Issuer issued and outstanding as of May 31, 2010, as reported in the  Issuer’s Form 20-F for the fiscal year ended December 31, 2009, filed with the Securities and Exchange Commission on June 15, 2010.

(c) The following table sets forth all the transactions in the Ordinary Shares effected by Menora Mutual Funds during the past sixty days.  All such transactions were open market purchases effected on  the Tel Aviv Stock Exchange.

Date of Purchase (Sales) by Menora Mutual Funds	Number of Ordinary Shares Purchased (Sold)	Price Per Share*
April 7, 2010	(341)	$13.46
April 21, 2010	(500)	$13.26
May 2, 2010	(1913)	$12.33
May 3, 2010	2,144	$12.55
May 9, 2010	(1,549)	$11.46
May 24, 2010	(2,144)	$11.18
June 2, 2010	(4,640)	$11.32

The following table sets forth all the transactions in the Ordinary Shares effected by Menora Mivtachim Insurance during the past sixty days.  All such transactions were open market purchases effected on  the Tel Aviv Stock Exchange.

Date of Purchase (Sales) by Menora Mivtachim Insurance	Number of Ordinary Shares Purchased (Sold)	Price Per Share*
April 28, 2010	8,034	$12.81
April 29, 2010	21,251	$12.64

The following table sets forth all the transactions in the Ordinary Shares effected by Menora Mivtachim Gemel during the past sixty days.  All such transactions were open market purchases effected on  the Tel Aviv Stock Exchange.

Date of Purchase (Sales) by Menora Mivtachim Gemel	Number of Ordinary Shares Purchased (Sold)	Price Per Share*
April 7, 2010	995	$13.75
April 12, 2010	1605	$13.47
April 25, 2010	400	$13.44
May 25, 2010	9,760	$10.70

The following table sets forth all the transactions in the Ordinary Shares effected by Menora Mivtachim Pensions during the past sixty days.  All such transactions were open market purchases effected on the Tel Aviv Stock Exchange.

Date of Purchase (Sales) by Menora Mivtachim Pensions	Number of Ordinary Shares Purchased (Sold)	Price Per Share*
May 5, 2010	28,215	$11.90
May 9, 2010	974	$11.24
May 20, 2010	7,159	$11.17
May 25, 2009	115,250	$10.64
__________
*The U.S. dollar price of shares purchased on the TASE is determined by dividing the price of an ordinary share in New Israeli  Shekels by the representative exchange rate of the New Israeli Shekel against the U.S. dollar on the same date.  The prices do not include broker’s commissions.

Except for the foregoing transactions, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons on Schedule 1, have effected any transactions in the Ordinary Shares during the past 60 days.

 (d)           Except as set forth on this Statement, none of the Reporting Persons nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule 1, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 - Joint Filing Agreement*

_________

*           Previously filed.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 2010

MENORA MIVTACHIM HOLDINGS LTD.

By: /s/Ari Kalman Name: Ari Kalman Title: Deputy Managing Director	By: /s/Yoni Tal Name: Yoni Tal Title: Chief Investment Officer

MENORA MIVTACHIM INSURANCE LTD.

By: /s/Ari Kalman Name: Ari Kalman Title: Chief Executive Officer	By: /s/Yoni Tal Name: Yoni Tal Title: Deputy Managing Director and Investment Division Manager

MENORA MIVTACHIM PENSIONS LTD.

By: /s/Yacov Rozen Name: Yacov Rozen Title: Chief Executive Officer	By: /s/Rami Armon Name: Rami Armon Title: Chief Investment Officer

MENORA MIVTACHIM FINANCE LTD.

By: /s/Yehuda Ben Assayag Name: Yehuda Ben Assayag Title: Chairman of the Board of Directors	By: /s/Yoni Tal Name: Yoni Tal Title: Director

MENORA MIVTACHIM GEMEL LTD.

By: /s/Itai Yaakov Name: Itai Yaakov Title: Chief Executive Officer	By: /s/Yacov Rozen Name: Yacov Rozen Title: Chairman of the Board of Directors

MENORA MIVTACHIM MUTUAL FUNDS LTD.

By: /s/Ronen Avigdor Name: Ronen Avigdor Title: Chief Executive Officer	By: /s/Avi Sternschuss Name: Avi Sternschuss Title: Chairman of the Board of Directors

Schedule 1
List of Officers and Directors

Menora Mivtachim Holdings Ltd.

Name	Position at Reporting Person	Other Present Principal Occupation or Employment (if applicable)	Business Address
Menahem Gurevitch	Director and Chief Executive Officer		*
Ari Kalman	Deputy Managing Director		*
Gedalia Doron	Chairman of the Board of Directors		4 Uri St., Tel Aviv, Israel
Shlomo Milo	Director		14 Tsamarot St., Herzlia, Israel
Jacob Segal	Director		62 Pinkas St., Tel Aviv, Israel
Bar Cochva Ben-Gera	Director		16 Keren Hyesod, Rishon Lezion, Israel
Shmuel Schwartz	Internal Auditor		*
Yoni Tal	Chief Investment Officer		*
Shai Kompel	Chief Financial Officer		*
__________________
* The business address is that of Menora Holdings Ltd., The address of Menora Holdings’ principal office is Menora House, 115 Allenby Street, Tel Aviv 61008, Israel.

Menora Mivtachim Insurance Ltd.

Name	Position at Reporting Person	Other Principal Occupation or Employment (if applicable)	Business Address
Menahem Gurevitch	Chairman of the Board of Directors		*
Gedalia Doron	Director		4 Uri St., Tel Aviv, Israel
Shlomo Milo	Director		14 Tsamarot St., Herzlia, Israel
Jacob Segal	Director		62 Pinkas St., Tel Aviv, Israel
Kviateck Uri	Director		8 Oppenhaimer St., Tel Aviv, Israel
Ari Kalman	Director and Chief Executive Officer		*
Eran Grifel	Director	C.E.O – Menora Mivtachim Real Estate Ltd	*
Bar Cochva Ben-Gera	Director		16 Keren Hyesod, Rishon Lezion, Israel
Orly Yarkony	Director		2 Dov Hoz st, Tel Aviv
Yoni Tal	Deputy Managing Director and Investment Division Manager		*
Shai Kompel	Deputy Managing Director and Accounting Division Manager		*
Menachem Harpaz	Deputy Managing Director and Non-life Division Manager		*
Shmuel Schwartz	Internal Auditor		*
Yehuda Grossman	Information and Technology Division Manager		*
Dr. Avraham Levenglick	Assistant General Manager and Chief Actuary		*
Gershon Gurevitch	V.P Logistics and Properties		*
Yehuda Ben Assayag	Deputy Managing Director and Life Insurance Division Manager		*
Ronen Kaufman	Deputy Managing Director and Human Resources Division Manager		*
_____________
* The business address is that of Menora Mivtachim Insurance Ltd. The address of Menora Insurance’s principal office is Menora House, 115 Allenby Street, Tel Aviv 61008, Israel.

Menora Mivtachim Pensions Ltd.

Name	Position at Reporting Person	Other Present Principal Occupation or Employment (if applicable)	Business Address
Menahem Gurevitch	Chairman of the Board of Directors		*
Ari Kalman	Director		*
Shmuel Slavin	Director		6 Vissman' St., Jerusalem, Israel
Nadin Baudot Trajtenberg	Director		14 Weinshall St., Tel Aviv, Israel
Eran Grifel	Director	C.E.O – Menora Mivtachim Real Estate Ltd	*
Yoram Belizovski	Director		86 Levi Eshkol St., Tel Aviv, Israel
Gedalia Doron	Director		4 Uri St., Tel Aviv, Israel
Hezi Zaieg	Director	C.E.O Israel Investment Center in Investment – Ministry of Industry Trade & Labor	28 H'ham H'tsarfati St., Ramat Gan, Israel
Yacov Rozen	Chief Executive Officer		*
Motti Dahan	Chief Operation and Service Officer		*
Nir Chats	Legal Advisor and General Counsel		*
Yeshayahu Orzitzer	Chief Actuary		*
Guy Krieger	Chief Product and Development Officer		*
Israel Ezra	Chief Financial Officer		*
Eli Hillel	Chief Audit Executive		*
Rami Armon	Chief Investment Officer		*
Ronny Shilo	Division Human Resources and Administrative Manager		*
Eyal Azmon	Marketing Manager		*
__________________
* The business address is that of Menora Mivtachim Pensions Ltd. The address of Mivtachim Pensions’ principal office is Shaa’r Hair Tower, 7 Jabotinsky Street, Ramat Gan 52136, , Israel.

Menora Mivtachim Finance Ltd.

Name	Position at Reporting Person	Other Present Principal Occupation or Employment (if applicable)	Business Address
Ari Kalman	Director		*
Yoni Tal	Director		*
Shai Kompel	Director		*
Eran Grifel	Director	C.E.O – Menora Mivtachim Real Estate Ltd	*
Yacov Rozen	Director		*
Yehuda Ben Assayag	Chairman of the Board of Directors		*
__________________
* The business address is that of Menora Mivtachim Finance Ltd. The address of Menora Finance’s principal office is Menora House, 115 Allenby Street, Tel Aviv 61008, Israel.

Menora Mivtachim Gemel Ltd.

Name	Position at Reporting Person	Other Present Principal Occupation or Employment (if applicable)	Business Address
Yacov Rozen	Chairman of the Board of Directors		*
Guy Krieger	Director		*
Yehuda Ben Assayag	Director		*
Guy Iluz	Director		*
Nadin Baudot Trajtenberg	Director		14 Weinshall St., Tel Aviv, Israel
Hezi Zaieg	Director	C.E.O Israel Investment Center in Investment – Ministry of Industry Trade & Labor	28 H'ham H'tsarfati St., Ramat Gan, Israel
Yossi Gordon	Director	C.E.O Association of Contractors and Builders in Israel	31 Meshek, Aminadav, Israel
Itai Yaakov	Chief Executive Officer		*
__________________

* The business address is that of Menora Mivtachim Gemel Ltd. Menora Gemel’s principal business is the management of provident funds.  The address Menora Gemel’s principal office is Menora House, 115 Allenby Street, Tel Aviv 61008, Israel.

Menora Mivtachim Mutual Funds Ltd.

Name	Position at Reporting Person	Other Present Principal Occupation or Employment (if applicable)	Business Address
Avi Sternschuss	Chairman of the Board of Directors		*
Moshe Kiali	Director		*
Hayim Levi	Director	Professor at the University of Jerusalem	12 Hshahar St., Jerusalem, Israel
Eitan Barak	Director		3 Kehilat Pozna, Tel Aviv, Israel
Anat Bavitz	Director	C.P.A	11After St., Tel Aviv, Israel
Moshe Elkayam Ronen Avigdor	Director Director and Chief Executive Officer		* *
__________________
* The business address is that of Menora Mivtachim Mutual Funds Ltd. The address of Menora Mutual Funds’ principal office is Menora House, 115 Allenby Street, Tel Aviv 61008, Israel.